Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-202
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.comm

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE IPTV TAKES OFF AT VANCOUVER INTERNATIONAL AIRPORT

Optibaseinstalled H.264 IPTV streaming solution delivers TV channels and announcements in Canada’s second busiest airport

HERZLIYA, Israel, Jun 26, 2007 – Optibase Ltd. (Nasdaq:OBAS) a leading provider of advanced digital video solutions, has installed its H.264 IPTV solution in Vancouver International Airport, one of the world’s top airports and a major gateway connecting North America and Asia. The MGW platforms will be used to stream TV channels and airport announcements to plasmas located throughout the airport terminals.

Vancouver International Airport, which expects to serve 17.5 million passengers this year, selected Optibase’s streaming solution to enhance its travelers’ experience in the airport. Optibase’s carrier-grade MGW platforms allows the airport to stream high quality H.264/MPEG-4 video at low bit rates to multiple locations using the airport’s IP network.

Optibase’s extensive range of streaming gateways and MPEG encoders / decoders are widely deployed in advanced video streaming solutions worldwide, including enterprises, financial institutions, police departments and traffic agencies, as well as military and government installations.

“We are very pleased to be selected for this project,” said Adam Schadle, president of Optibase Inc. “The Vancouver Airport project is a testament to the versatility of Optibase’s MGW product line. In fact, the flexible design of the platforms offers a perfect fit in both Telco and enterprise environments.”

“With a growing numbers of passengers expected this year and beyond, we are always on the lookout for new ways to make their travel experience more pleasant. The large flat screen displays present a wonderful opportunity to do so, however, high quality video is required,” said Kevin Molloy, Vice President, Simplified Passenger Travel & Chief Information Officer at Vancouver International Airport, “Optibase was the obvious selection to achieve this goal. Their advanced IPTV platforms deliver broadcast quality video, enabling us to continue to expand and adapt to meet the needs of our travelers.”

About Vancouver International Airport

Vancouver International Airport is Canada’s second busiest airport and the major West Coast airport closest to Asia. This year, it expects to serve 17.5 million passengers. The Airport Authority is currently undertaking a C$1.4-billion construction program to ensure that the airport can meet growing demand for air travel and maintain its status as a premier global gateway. For more information: www.yvr.ca

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.